FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
Registrant

 Dated: June 2, 2006                               By: /s/David Patterson/s/

News Release 06-13
May 23, 2006

Cornerstone and Coastport intersect massive sulphides assaying 29.0 g/t gold, 289.4 g/t silver, 17.3% zinc and 5.9% copper over 8.9 m

Cornerstone Capital Resources Inc. (TSXV-CGP) (F-GWN) and Coastport Capital Inc. (TSXV-CPP) (F-C1J) report that high-grade massive sulphides have been intersected during Phase I diamond drilling on the La Plata polymetallic volcanogenic massive sulphide (VMS) project located 60 km west of Quito, Ecuador. Preliminary results from drill holes LP-06-01 and LP-06-02, drilled to test the south-southwest extension of the La Mina deposit, within the La Plata prospect, are presented herein.

LP-06-01 intersected 8.9 m of massive baritic sulphide consisting of sphalerite, chalcopyrite, barite and pyrite with subordinate bornite-chalcocite-covellite. Coarse visible gold is observed in several samples. The massive sulphides averaged 28.95 g/t Au, 289.39 g/t Ag, 17.32% Zn, 5.86% Cu and 1.20% Pb over 8.9 m core length including 5.2 m averaging 48.29 g/t Au, 243.47 g/t Ag, 16.15% Zn, 4.88% Cu and 1.07% Pb. (Please note: over-limit analyses for Au, Zn and Pb are pending for several samples which initially assayed over the analytical detection limits. The above averages have been calculated using 10.0 g/t Au for two over-limit samples).

Preliminary assay results are tabulated below;

Drill Hole	From (m)	To (m)	Width (m)	Vertical Depth (m)	Comments	Au (g/t)	Ag (g/t)	Zn (%)	Cu (%)	Pb (%)
LP-06-01	162.70	162.95	0.25	125	massive sulphide	14.05	44.50	14.25	0.65	1.30
“”	453.50	462.4	8.90	370	massive sulphide	28.95	289.39	17.32	5.86	1.20
incl	457.20	462.4	5.20		visible gold	48.29	243.47	16.15	4.88	1.07
LP-06-02	327.24	334.00	6.76	327	massive sulphide	Assays pending

The vertical depth of the 8.90 m sulphide interval in hole LP-06-01 is approximately 370 m below surface. The true width of the zone is estimated at 6.8 m (based on 50º to-core-axis bedding angles in the immediately overlying unit). LP-06-01 intersected a second, shallower massive sulphide horizon with a 0.25 m interval assaying 14.05 g/t Au, 44.50 g/t Ag, 14.25% Zn, 0.65% Cu and 1.30% Pb. This sulphide-barite interval is associated with a distinctive jasper/chert horizon and represents an additional target horizon requiring follow-up exploration. The vertical depth to this zone is approximately 125 m below surface.

LP-06-02 also intersected approximately 6.76 m of massive sulphides at a vertical depth of 327 m. Assays are pending.

LP-06-01 and LP-06-02 are located approximately 65 metres south-southwest down-plunge and 41 m west of the massive sulphide intersection in the nearest previous drill hole (hole 177-98-23; 9.8 m massive sulphides assaying 2.5 g/t Au, 69.6 g/t Ag, 14.3% Cu, and 1.7% Zn; part of the La Mina resource - see below*). Holes LP-06-01 and LP-06-02 demonstrate that the La Mina deposit remains open to the southwest and west and maintains thickness similar to that reported from previous drilling in the area. An extensive sulphide stringer zone and well-developed sericite-quartz alteration system underlies the massive sulphide zone. Links to a drill plan and section are provided at Cornerstone’s website at http://www.cornerstoneresources.com/files/properties_laplata_drillsection.pdf and Coastport’s website at http://www.coastportcapital.com/s/laplata.asp

The exceptionally high precious metal grades associated with primary baritic massive sulphides suggest similarities to other deposits in the gold-rich (VMS) deposit class. The premier example is the Eskay Creek deposit in British Colombia which grades 65.5 g/t Au and 2,931 g/t Ag (BC Ministry of Energy, Mines and Petroleum website, 2006).

The La Mina deposit has a preliminary grade and tonnage estimate prepared by Cambior Mines Inc in 1998 as follows:

	Tonnage (t)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Total Resources*	840,459	4.8	54.4	4.1	4.2	0.7

(*Note: Resources referred to within this release are not compliant with the requirements of National Instrument 43-101. Neither Cornerstone nor Coastport has undertaken an independent investigation of the resource estimates nor independently analyzed the results of the previous exploration work in order to verify the classification of these resources. The historical estimates, therefore, should not be relied upon. Nevertheless, Cornerstone and Coastport believe that these historical estimates provide a conceptual indication of the exploration potential of the property.)

The Phase I drill program includes a minimum 2,225 m of diamond drilling in the La Mina deposit area as well as other target areas including the Guatuza and San Pablo prospects.

This press release was prepared by Mike Basha, PEng, PGeo, Cornerstone’s Vice President Exploration, a Qualified Person, as per the definition in National Instrument 43-101. Lawrence Winter, MSc, PGeo, is the Qualified Person supervising the drilling program. George Smith, MSc, is Exploration Manager for Cornerstone in Ecuador.

Drilling is being performed by Kluane drilling with a “man-portable” diamond drill rig using NTW (5.71cm) and BTW (4.20 cm) coring apparatus. Under Cornerstone’s QA/QC procedures, saw-cut samples representing 50% splits of cores were collected and sealed at the core processing facility on site and delivered to the lab by company personnel. Blanks and standards were inserted into every 20 sample batch. Samples were submitted to ALS Chemex in Quito, Ecuador and analyzed in Vancouver, BC. 50 g splits were used for all samples. Gold was analyzed by fire assay-AA and overlimits (+10 ppm) were done by gravimetric finish. All other elements were analyzed by aqua-regia digestion and ICPMS/AES with silver overlimits (+100 ppm) and Cu, Zn and Pb overlimits (+10,000 ppm) by AAS.

Coastport Capital Inc. (TSXV-CPP) (F-C1J) has an option to earn Cornerstone's 70% interest in the La Plata property by funding Cornerstone’s commitments under its agreement with Sultana Del Condor Minera S.A. Coastport may acquire 100% of Cornerstone’s interest by meeting all of Cornerstone’s obligations to Sultana through to mine financing, by issuing Coastport shares to Cornerstone representing 10% of its fully diluted share capitalization, and by granting Cornerstone a 2% net smelter return royalty (NSR) in the project (See Cornerstone News Release dated 11/23/2005 (http://cornerstoneresources.com/news.asp?id=117)).

In addition to the La Plata project, Cornerstone and Coastport are working together on the Shyri project in the south-central part of Ecuador. These projects are among a larger portfolio of projects generated by Cornerstone since initiating work in the country in 2005. Cornerstone selected Ecuador for its first projects outside Canada because of the country’s geological potential, modern mining law and that projects were available from a private Ecuadorian company through which the exploration work could be carried out. Exploration is being conducted with due attention to working with national and local authorities and local communities in accordance with Ecuadorian regulatory requirements. The substantial progress made to date, on the La Plata and Shyri projects in particular, bears out Ecuador’s attractiveness for mining investment and the workability and reliability of the regulatory regime.

On Behalf of the Boards,

Glen H. McKay       David Patterson
President, Cornerstone Capital Resources Inc.  President, Coastport Capital Inc.

Further information is available on the Cornerstone Web site at www.cornerstoneresources.com; via e-mail at communications@crigold.com; or toll free at 1- 877-277-8377.

Further information is available on the Coastport Web site at www.coastportcapital.com; via e-mail at info@coastportcapital.com; or call 1-604-684-0561.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.